RECEIVED
2005 JUL -7 P 2:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ICAP

05009542

4 July 2005

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

SUPPL

FILE NUMBER: 08204904

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

PROCESSED
JUL 11 2005
THOMSON FINANCIAL

Helen Broomfield
Group Company Secretary
Tel: +44 20 7000 5781
Fax: +44 20 7000 5789
Email: helen.broomfield@ICAP.com

Encs:

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Director Shareholding
Released	15:34 22-Jun-05
Number	9124N

ICAP plc ("the Company")

1998 SHARESAVE SCHEME

On 21 June 2005, an option over Ordinary 10p shares in the Company was granted to the following director under the 1998 Sharesave Scheme:

DIRECTOR	OPTION PRICE (PENCE)	NUMBER OF SHARES UNDER OPTION
M A Spencer	224p	4,229 (3 year option)

The option may be exercised during the six-month period following the normal maturity date, commencing 1 August 2008.

END

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